EXHIBIT 99.1

Early Warning News Release

MONTREAL, March 21, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) announces today that, pursuant to the terms of a private share purchase agreement completed on March 20, 2019, Osisko acquired direct ownership of an aggregate of 1,214,286 common shares of Harfang Exploration Inc. (TSXV:HAR) (“Harfang”) at a price of $0.206 per common share of Harfang (the “Transaction”).

Immediately prior to the closing of the Transaction, Osisko held, directly or indirectly, 5,000,000 common shares of Harfang, representing approximately 15.7% of Harfang’s common shares prior to the closing.

Immediately following the closing of the Transaction, Osisko owns, directly or indirectly, 6,214,286 common shares of Harfang representing approximately 16.8% of the issued and outstanding common shares of Harfang.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Harfang in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Harfang and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Harfang’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.8% interest in Osisko Mining Inc., a 32.3% interest in Barkerville Gold Mines Ltd., a 22.7% interest in Falco Resources Ltd. and a 15.34% interest in Victoria Gold Corp.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com